Petal Soap
Published by Jason Domangue · August 23 ·

Ready...set...Launch! Our Wefunder round is officially live!

We decided to raise on Wefunder to accelerate our growth and share the upside of our success with the people who know us best — our family, friends, and customers. You are our foundation. So now we're inviting you to become an actual stakeholder in the company.

Please visit wefunder.com/petal for more information!

Some necessary disclosures:
*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

1. No money or other consideration is being solicited. If sent, it will not be accepted;
2. No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through Wefunder's platform
3. Any indication of interest involves no obligation or commitment of any kind.


PETAL

WEFUNDER.COM

Invest in Petal: Refillable, Natural, Zero-Waste Hand Soap Subscription | Wefunder

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Petal
531 followers
2mo •

Ready...set...Launch! Our Wefunder round is officially live!

We decided to raise on Wefunder to accelerate our growth and share the upside of our success with the people who know us best — our family, friends, and customers. You are our foundation. So now we're inviting you to become an actual stakeholder in the company.

Please visit wefunder.com/petal for more information!

Some necessary disclosures:
*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

1. No money or other consideration is being solicited. If sent, it will not be accepted;
2. No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through Wefunder's platform
3. Any indication of interest involves no obligation or commitment of any kind.

#crowdfundingcampaign #crowdfunding #sustainablebrands


PETAL

Invest in Petal: Refillable, Natural, Zero-Waste Hand Soap Subscription | Wefunder

wefunder.com • 1 min read

Jason Domangue
August 23 ·

We're live! 🎉 Thanks to everyone who has helped us with this tremendous head start to our raise!

Petal Soap
August 23 ·

Ready...set...Launch! Our Wefunder round is officially live!

We decided to raise on Wefunder to accelerate our growth and share the upside of our success with the ... **See More**



PETAL

WEFUNDER.COM

Invest in Petal: Refillable, Natural, Zero-Waste Hand Soap Subscription | Wefunder

Jerry Dupe and Aimy Steadman 2 Comments 1 Share

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Jerry Dupe
Sounds like a great opportunity! 1

Like · Reply · 6w

↳ Jason Domangue replied · 1 Reply

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Jason Domangue @jdomangue · Oct 19

We're less than $2000 away from our goal! This is an important milestone on Wefunder as it unlocks special perks on the platform including expanded marketing support and more!
Anyone can invest for as little as $100!


PETAL

wefunder.com
Invest in Petal: Refillable, Natural, Zero-Waste Hand Soap Subscriptio...
Refillable, Natural, Zero-Waste Hand Soap Subscription

Jason Domangue @jdomangue · Oct 1

Its a great time to join our journey! Check out our Wefunder campaign here: wefunder.com/petal

> **Petal Soap** @withpetal · Oct 1
> We're proud to share this awesome feature story about Petal on @AptTherapy! We're excited they love us and think you will too! #Sustainability #zerowaste
> apartmenttherapy.com/petal-hand-soa...